Filed by RMG Acquisition Corporation II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

ET Now – Interview with Nayantara Rai and Sumant Sinha

ET Now

February 26, 2021

Nayantara Rai: Today I have a very special guest with me. It is Sumant Sinha of ReNew Power, who has made headlines for a massive listing directly at the NASDAQ via SPAC. We’re gonna understand more from Sumant Sinhahimself who’s joining us. Sumant Sinha a big congratulations. You know, we’ve had lots of unicorns talking about how they’re going to look at the SPAC route, etc. But along came ReNew Power, it has done it, we’re talking about an $8 billion deal and a merger. Can you tell us a bit about it?

Sumant Sinha: Yes, sure Nayantara. And first of all, thanks so much for having me on the show. And thank you for you congratulations and good wishes. Let me say a little bit about the transaction. So we are actually technically merging with a SPAC called RMG Acquisition Corp II, which had $345 million of cash with them. In addition to that, over the last month or so we’ve been talking to investors. And as you know, with all of these SPAC transactions, there’s always another additional component of capital raised called “The pipe,” which is also involved, which is really a private fundraising transaction, done directly with investors. So we’ve been doing that, and we’ve raised $855 million dollars through that particular part of the transaction, for a total of $1.2 billion dollars.

And basically, of that $1.2 billion dollars, the company is being valued at $4.4 billion dollars of equity value, $8 billion dollars of enterprise value, and a couple of months from now, when the deal closes, we will then be listed on the NASDAQ under the ticker symbol RNW, standing for ReNew.

Nayantara Rai: When is-when are you going to ring the bell, do we know when that’s expected at the NASDAQ?

Sumant Sinha: Nayantara, I would love to do that. As you know, that’s one of the aspirational things that every entrepreneur likes to do. These are-we’re living in strange times; however, this is a virtual word. But hopefully, I think once all of this is behind us in terms of COVID, and so on, then perhaps sometime this summer, once the deal is closed, hopefully then.

Nayantara Rai: So by the summer, you’re hoping the deal will be closed? Now Sumant Sinha, I want to understand from you, why did you go down this route of a SPAC merger? Yes, it’s making a lot of waves globally. In fact, one of the biggest advocates of this, Chamath is one of your investors is backing the SPAC of that. I want to understand from you why you went through this, and not what most of us in India usually read about, whether it’s an equity raise an IPO, why a SPAC?

Sumant Sinha: Well, you know, Nayantara, for us the important thing really was to get a listing done. And, you know, we were looking at various markets, of course, we were hoping that the direct listing route might come through, so we were looking at various options. But it was the natural thing for us to do in terms of the evolution of our company, and to provide exit to some of our shareholders. So the question really was, which market should we look at? And how should we listen, that market? So when we were looking at various markets, obviously, we came to the conclusion that perhaps the U. S. market with its really strong theme of ESG investments right now, and its very deep and liquid pool of capital might, in fact, be a good market for us to access. Now, then the question became, okay, “What is the right way of doing that?” In the normal course, we would have done an IPO, which would have taken the usual time that it would. Now, in the context, when we started looking at the U. S. market, and there was some degree of reverse inquiry, several SPACs approached us and said, “Would you consider doing a listing through us?”

And, you know, when we looked at the whole process, we found that, in fact, it was a very credible alternative path to getting a listing done, which really was our end goal. And so therefore, we decided to go down this path. And I must say that it moved very rapidly, we got really good partners as our SPAC partners. And, you know, the whole process took maybe a couple of months at most to consummate. And so here we are, but our end goal really was to get a listing done, whether we do it through a SPAC, whether we do it through a direct listing really was less relevant to us.

We also saw was that last year, almost half the listings that had happened in the U. S. market actually happened through SPACs. And so therefore, the SPAC process and route has now become a very viable way of getting to the public markets. And so I think that’s really why we decided to go down this path.

Nayantara Rai: Sumant Sinha, I’m gonna ask you to do something a little basic for all of our viewers. Not all of them may be familiar with the SPAC. How would you explain it? And would you say that just wanting to IPO is a good enough reason to do a SPAC?

Sumant Sinha: Yes, let me just explain how SPAC works. So what happens typically is that a few sponsors get together, and they go to the public market in the U. S., they raise some capital, typically in the range of between $200 and $400 billion dollars. And that company that-you know, what is now called a SPAC or a Special Purpose Acquisition Company, then gets listed on either NASDAQ or whichever other stock exchange that they choose to list on. So now you have a company that has a certain amount of capital, and that has the stock that is listed. But really, it’s trading on a notional basis, because all it has is cash, as its only asset.

And so it trades mostly at par. Then, depending on the sponsor of the SPAC, depending on-you know, what their investment thesis typically has been, they look for companies that are looking similarly to get listed in the market where they are listed already. And so there’s a coming together of minds, between the company and the SPAC. The SPAC then says, “Look, I already have this much capital, is this what you require? Or do you need more capital than this?” And typically, companies would say, “Look, I need another 100, 200, 300,” whatever amount of capital they require for their primary and secondary purposes. And that extra amount of capital, let’s say the company needs 500, and the SPAC has, let’s say, 250, then that balance $250 million dollars, then both the SPAC as well as the company jointly approach institutional investors in the U. S. And there’s a fairly well laid out process for this to happen, those investors then engage in conversations with the company and the SPAC investors decide if they want to come in or not. And if they do decide to come in, then that part of the transaction is called the “Pipe process.”

And so between the pipe and the SPAC, the company, then gets access to this pool of money, which is then what the company ends up getting for its primary and secondary purposes. And then once all of this is done, and the deal is announced, as it has happened, in our case, the company then files with the U. S. SEC certain registration statements. And once those are approved, and all the other regulatory approvals have been obtained, then you go through what is called a de-SPAcing process, which is nothing but the technical merger between the company and the SPAC, at which point in time, the SPAC gets renamed into the company, and the company starts trading on the Stock Exchange under its own ticker symbol.

So it’s just a different way of getting listed. I would not say that it is-it’s now become very common. And unlike in an IPO, where you file that the SEC, and that takes a few months, and then you do the marketing process, in the case of a SPAC you first do the marketing process, build the bot (PH), build the capital that you’re looking to raise, and then you file with the SEC. So it’s a little bit of a different process. But the end result is the same, which is that you’ve raised capital, and you’ve got a listed stock at the end of it.

Nayantara Rai: You know, if I take our data, and this is data as of February 25, in 2021, we’ve already seen SPACs raising more than $45 billion dollars. In 2020, a record $82 billion dollars had been raised via the SPAC route. Do you think-you’re a stalwart Indian industry and you get it all. Do you think this is the way that Indian entrepreneurs will also go?

Sumant Sinha: You know, I think it’s a very credible path to becoming a listed company. It’s another path, I will not say that it is the only path, you can still do a regular way IPO as well. But I think going through a SPAC where you then have the sponsors of the SPAC as your partners, who then stand side by side with you when you’re talking to U. S. institutional investors, who otherwise may not know very much about India or about the Indian business, I think it certainly helps. And so therefore, if you get a really good partner in the form of a good SPAC, who can also tell your story credibly, who has good standing with U. S. institutional investors, who’s also done diligence on your company, and is able to relate that to U. S. investors, I think can be very important.

It certainly was in our case, because we were, in fact, the first SPAC out of India. And so therefore, a lot of investors did not know the Indian market very well. And so, having a sponsor of a SPAC who could say that “Look, I understand I’ve done diligence, I have spent time with the company,” and so on. I think that that does have value. Going into it, I must tell you that one of our biggest concerns was whether U. S. institutional investors would be familiar enough or comfortable enough investing in large amounts in a U. S.—sorry, in an Indian company or in an India only company. And so, in our case, of course, that question is answered very strongly, positively, because the demand that we saw. But it may be different in different sectors. And so I think there is certainly merit to going down this path. Now, it’s not I think that every company can do this. I think you need to have a certain degree of size and scale. And, you know, in our case, of course, we are a mature company, we had EBITDA, we had cash flows, all of that. So that obviously helped us as well.

Sumant Sinha: Now, it’s not that I think that every company can do this. I think you need to have a certain degree of size and scale. And (INAUDIBLE), of course, we were a mature company. We had EBITDA, we had cash flows, all of that, so that obviously helped us as well. So I think it will really depend on each company.

There are also, of course, significant regulatory issues to be looked at. So I think I would advise every Indian entrepreneur who wants to consider this to really get good advisors on board, and make sure that you look all of the regulatory aspects, look at all the market aspects, and then take a very considered decision whether this is, in fact, the right market and the right way to access that market for you.

Nayantara Rai: I’m sure you read Charlie Munger’s recent note on SPACs, what he’s had to say, that it is just a bubble. You know, coincidentally, of course, his interview came on the same day as your announcement. But there are a lot of those that are worried that this could just be another bubble, that investment bankers will sell whatever can be sold as long as there are takers.

I’m sure you’ve done all of your homework. There are equal reports out there which show that those that went through the SPAC route, their valuations are now lagging those that went through the traditional IP route. Is there merit in that argument?

Sumant Sinha: Look, I think there are two different parts to it, Nayantara. One is the process that you follow, and the second is the product that you sell as part of that process. Now, following a SPAC process to become a listed company, I think is just an (INAUDIBLE) regulatory way to become listed. I think there is no issue with that.

The issue is the kinds of companies that are going public through the SPAC process, and that is where some of the statements around bubble and so on, I think are emanating from. I don’t know whether they’re fully justified or not, because I haven’t personally analyzed a lot of the companies that are going through this route. But certainly, I think that’s where the concerns are emanating from.

Where I think a lot of different kinds of companies that don’t have a lot of existing business, a lot of their value creation is in the future, I think that is really where this concern about bubble and so on is emanating from. I think if you look at our company, we’re a solid company. As I said earlier, we have cash flows, we have an installed business of 5.5 gigawatts of capacity, and we’re a hard infrastructure renewable energy company.

So in that sense, we’re quite different from most of the other companies that have gone through the public markets through the SPAC route. And so I think that is how I would really differentiate our situation compared to some of these statements that are being made about some of the other companies perhaps that are finally going public through this mechanism. But the process of going public, I think that’s just a regulatory process more than anything else.

Nayantara Rai: Okay. You said ReNew Power is a solid company. It’s also one that has solid backers. Goldman Sachs, CPPIB, Abu Dhabi Investment Authority, all of them. What happens post the listing? Do they stay on as shareholders?

Sumant Sinha: Yeah. So, Nayantara, what happens as part of this deal is that the existing shareholders, some of them, sell about $500 million worth of their ReNew stock to new shareholders who are coming in. But even after that, the existing shareholders of ReNew will continue to own 70% of ReNew stock after the listing is done. So they will continually raise (PH) substantial holders off the company, even subsequent to the listing.

So Goldman Sachs, for example, which owned 48% of the company prior to this listing process will still own 30%. And (INAUDIBLE) and Saudi (PH) and ADIA and CPPIB, which held in the high teens, will hold in the mid to low teens in terms of their own equity ownership of the company.

In addition, what happens is that through the pipe, there will be a public market investor that will now come into the company and, of course, similarly through the SPAC, new investors will come in. And those new investors who are investing, as I said, $1.2 billion of capital, will be getting a total of 30% ownership in the company, or approximately 30% ownership in the company. So that is how the equity ownership will pan out subsequent to the listing.

Nayantara Rai: You talk about an enterprise value of $8 billion. Tell me post this SPAC listing, the listing at NASDAQ which will hopefully happen by the summer, what can we expect from ReNew Power? What are the plans?

Sumant Sinha: I think good things. I think good things. Look, we are in a sector that is-that is growing really rapidly. You know, India’s power demand itself is growing at about 5% to 6% a year. So there will be a lot of new power demand that has to be met from various sources. The natural way for that to be met is through renewable energy now, because renewables on a fully unsubsidized basis is fundamentally much cheaper than any other form of power, whether it’s coal, hydro, nuclear, et cetera.

And so, therefore, the default capacity addition in the future in the power sector in India will be renewables. And you know the government itself has set a target to get up to 450 gigawatts of installed renewable capacity by 2030, up from the current 90 gigawatts that is existing right now. So we’re looking at a 5X growth in renewables over the next 10 years’ time period, which is really, really immense. It’s very substantial.

Within that, ReNew of course, as you know, is playing a leading role, and we intend for this to continue to happen. You know, we have approximately a tenth of the market share. If all goes well and, of course, business (INAUDIBLE), if all goes well, hopefully that market share continues, and we continue to be very substantial players and really substantial contributors to India’s clean energy transition.

Nayantara Rai: So you will stay focused on India.

Sumant Sinha: I think for the near term, we will. I think the Indian market opportunity is just so vast that there is no real need for us to look elsewhere. Of course, from a point of fuel diversification and if there are interesting opportunities that present themselves in other geographies, we will certainly look at those opportunities. But I think within the power sector itself, there are many new things that are going to happen.

You know, the government is talking about delicensing of the distribution sector. There are many other areas of the power sector, such as the ancillary markets like batteries and storage or even things like green hydrogen, that are going to open up. I think all of those will be very interesting opportunities for a company like ours to look at in the future, and we hope to play a role in really decarbonizing and deepening electrification of the Indian economy going forward.

Nayantara Rai: Sumant, you know the green wave, if I can call it that, has really picked up momentum, right, since 2020. Look what happened with Tesla and Elon Musk. In India, you know, we’re talking about electric vehicles picking up. Amazon and Flipkart have made big announcements for their fleet. But if I could talk to you about green energy, because this is also a sector which was picking up pace, but there was-there were challenges. For example, the auctions that took place, what happened with solar power and all of that. Have those problems been addressed?

Sumant Sinha: Nayantara, there are-you know, I would say not fully. There are, of course, issues at all points in time in any business that you do, there are comparative challenges. There are regulatory issues. So some of those issues are there. And as they come up, we work I think collaboratively with our peers in the industry. We engage deeply with the government and with state governments, and we try to find solutions for those problems.

And I think by and large so far, you know, the whole ecosystem of people working in our sector, including fundamentally the government, we’ve been able to do a fairly good job at finding those kinds of solutions. And I think even going forward in the future as those problems arise, I think we’ll be able to find those-the right way to go forward.

You are absolutely right that we have a lot of unsold power capacity, which has to be sold, and there are a few other issues. Of course, the government is trying to move towards domestic manufacturing, so we have to make sure that that transition that happens is seamless and smooth. And I think, of course, you know, this is India after all, so there will always be some issues around execution. Those are things that we have to deal with on a regular basis.

So I think, you know, it’s nothing unusual. I think these are standard issues in any industry, in any sector. I think we are fortunate that we have a government, a central government that is very supportive of our sector and that has really taken it upon itself to really push forward the growth of renewable energy. And I think that is a very, very big positive for us, all of us operating in this sector.

Nayantara Rai: But this is also a sector which relies a lot on China, just simply because of (INAUDIBLE) the solar panels, the equipment, all of that. It’s not (INAUDIBLE). Your suggestions to the government, have things started changing on that, at least for procurement?

Sumant Sinha: Well, we’re not (INAUDIBLE) yet, Nayantara, but there’s a lot of work happening in the government on trying to move in that direction. And so there are a few things that have been planned. First of all, there is the announcement of the Production-Linked Incentive scheme, which is meant to encourage the domestic manufacturing of solar panels. I think once that industry gets set up, we can look to really curtail our dependence on China and reduce that substantially.

So I think you’ll see a couple of years down the road a very different environment, where we hardly import any sort of modules from China. And I think that will be very positive, because you know our plans in solar are vast, and we can’t simply depend on another country, particularly one with which you’ve had your strategic issues, to keep importing from them, you know, billions and billions of dollars.

So I think the government’s effort to move towards alternate (PH) (INAUDIBLE) in solar manufacturing in general is absolutely correct, and we must do that. All of us in the industry are looking at setting up capacity for manufacturing, so I think there will be-the dependence will get reduced very quickly.

On the wind side, I should tell you that all the wind turbines are manufactured through Clean India. In fact, India has now emerged as a good export hub from where turbines are exported to other parts of the world as well. So I think we can definitely emerge as a manufacturing hub for renewables, also for storage, batteries. And I think-and really broad-base the industry not just on the generation side, but also on the manufacturing side. I think it’s a unique opportunity for India to capitalize on.

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global Limited (“PubCo”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ReNew’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s Quarterly Report on Form 10-Q and other documents filed by ReNew or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ReNew intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of ReNew and a prospectus of ReNew. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and ReNew shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and ReNew are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on January 25, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.